mike blankenship

Managing Partner

1.713.651.2678

MBlankenship@winston.com

June 27, 2024

Tyler Howes

Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	NKGEN BIOTECH, INC. Amendment No. 3 to Registration Statement on Form S-1 Filed May 13, 2024 File No. 333-275094

Ladies and Gentlemen:

On behalf of our client, NKGEN BIOTECH, INC. (the “Company”), we are writing to submit the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on June 3, 2024, with respect to the above referenced filing.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on October 19, 2023.

Amendment No. 3 to Registration Statement on Form S-1 General

1.	Please provide your analysis showing how you determined that there was a completed private placement for the following:

●	750,000 shares of NKGen common stock issuable to AJB which may be issued in up to three additional tranches at AJB’s discretion under the Second AJB SPA; and

●	1,250,000 shares of NKGen common stock issuable to Alpha which may be issued in up to three additional tranches at Alpha’s discretion under the Alpha SPA

In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has removed 500,000 shares of NKGen common stock issuable to AJB and 1,250,000 shares of NKGen common stock issuable to Alpha. The Company has also removed: (i) 660,000 shares of NKGen common stock underlying warrants issuable to AJB in up to two additional tranches at AJB’s discretion under the Second AJB SPA, (ii) 369,600 shares of NKGen common stock underlying notes issuable to AJB in up to two additional tranches at AJB’s discretion under the Second AJB SPA, (iii) 1,650,000 shares of NKGen common stock underlying warrants issuable to Alpha in up to three additional tranches at Alpha’s discretion under the Alpha SPA and (iv) 924,000 shares of NKGen common stock underlying notes issuable to Alpha in up to three additional tranches at Alpha’s discretion under the Alpha SPA.

Cover Page

2.	We note you appear to have issued common stock as consideration shares under certain unsecured notes agreements. Please revise your disclosure here and on page 57 to clarify that these selling securityholders may experience a positive rate of return based on the current trading price and disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on the Cover Page and pages 9 and 60 of Amendment No. 4 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 67

3.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on 92 of Amendment No. 4 to the Registration Statement.

4.	We refer to comment 1 of our letter dated December 8, 2023. Please restore the prior disclosure responsive to this comment that explained in plain English the mechanics of your Forward Purchase Agreements and any related agreements. Your revisions should also update this disclosure to discuss the subsequent changes to the terms of these agreements, such as your April 14, 2024 amendment to the Sandia Forward Purchase Agreement capping the Reset Price at $1.2743 and its effect.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on 86 through 91 of Amendment No. 4 to the Registration Statement.

* * * * * * *

 If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship
Michael Blankenship

cc:	Paul Y. Song, Chief Executive Officer, NKGEN BIOTECH, INC.

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